Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Jaguar Mining Q3 2008 Earnings Conference Call Details

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            NOTICE OF CONFERENCE CALL: Friday, November 7 (at) 9:00 a.m. ET

            JAG - TSX/NYSE Arca
            >>

            CONCORD, NH, Nov. 6 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the
Company") (JAG: TSX/NYSE Arca, JAG.NT: TSX) will release its Q3 2008 financial and operating results after the market close today, November 6, 2008. The
Company will hold a conference call tomorrow, November 7 at 9:00 a.m. ET, to discuss the results.

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               From North America:   800-476-3515
               International:        213-416-2975
               Replay:
               From North America:   800-675-9924
               International:        213-416-2185
               Replay ID:            111108
               Webcast:              www.jaguarmining.com

            Presentation slides will be available prior to the call on the Company's homepage at www.jaguarmining.com.
            >>

            About Jaguar

            Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. The
Company is actively exploring and developing additional mineral resources at its 72,000 acre land base in Minas Gerais and on an additional 159,000 acres in the state of Ceara in the Northeast of Brazil through a joint venture.
Jaguar has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the
Company's website at www.jaguarmining.com.

            %CIK: 0001333849

            /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
            (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 16:28e 06-NOV-08